February 25, 2013

Mr. Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ossen Innovation Co., Ltd.

Form 20-F

Filed April 16, 2012

File No. 1-34999

Dear Mr. O’Brien:

Reference is made to the letter dated February 8, 2013 (the “Comment Letter”) to Mr. Alan Jin, Chief Financial Officer of Ossen Innovation Co., Ltd. (“Ossen” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F filed by the Company with the Securities and Exchange Commission (the “SEC”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below, with the response to such comment set forth immediately under the comment.

Form 20-F filed April 16, 2012

Risk Factors, page 2

1. We have read your response letter dated January 30, 2013. In light of the magnitude of the restricted net assets of your subsidiaries, and therefore the significance of the information conveyed by the omitted Schedule I under Rule 5-04 of Regulation S-X, it remains unclear how management can conclude disclosure controls and procedures were effective. In particular, effective disclosure controls and procedures ensure that the information required to be disclosed by the Company in reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. In this regard, it is not clear how your disclosure controls and procedures have met the criteria of the foregoing definition since a material disclosure has been omitted. Please explain or amend your conclusion accordingly.

As requested by the Staff, we have amended our conclusion that our disclosure controls and procedures were not effective.

The Company hereby acknowledges that:

Mr. Terence O’Brien, Branch Chief
United States Securities and Exchange Commission

February 25, 2013

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert that the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely, Ossen Innovation Co., Ltd.

By:	/s/ Alan Jin
Name: Alan Jin Title: Chief Financial Officer 8621-58883163 alanjin@osseninnovation.com

cc:	Christopher S. Auguste, Esq.